Securities and Exchange Commission
                                              Washington, D. C. 20549

                                                   Schedule 13G/A
                                     Under the Securities Exchange Act of 1934
                                                (Amendment No. 2)

                                                    DeVRY, Inc.
                                                   Common Stock
                                              CUSIP Number 251893103

Date of Event Which Requires Filing of this Statement:     December 31, 2005

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ X ]    Rule 13d-1(b)
         [     ]  Rule 13d-1(c)
         [     ]  Rule 13d-1(d)

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CUSIP No. 251893103

         1)   Name of reporting person:
                  Legg Mason Capital Management, Inc.
               Tax Identification No.:
                   52-1268629

         2)   Check the appropriate box if a member of a group:
                  a)     n/a
                  b)     n/a

         3)    SEC use only

         4)    Place of organization:
                  Maryland

Number of shares beneficially owned by each reporting person with:
         5)     Sole voting power:          - 0 -
         6)     Shared voting power:        5,427,700
         7)     Sole dispositive power:     - 0 -
         8)     Shared dispositive power:   5,427,700

         9)    Aggregate amount beneficially owned by each reporting person:
                  5,427,700

         10)   Check if the aggregate amount in row (9) excludes certain shares:
                  n/a

         11)   Percent of class represented by amount in row (9):
                  7.70%

         12)   Type of reporting person:
                  IA, CO

CUSIP No. 251893103

         1)   Name of reporting person:
                  Legg Mason Special Investment Trust, Inc.
               Tax Identification No.:
                   52-1433357

         2)   Check the appropriate box if a member of a group:
                  a)     n/a
                  b)     n/a

         3)    SEC use only

         4)    Place of organization:
                  Maryland

Number of shares beneficially owned by each reporting person with:
         5)     Sole voting power:          - 0 -
         6)     Shared voting power:        5,000,000
         7)     Sole dispositive power:     - 0 -
         8)     Shared dispositive power:   5,000,000

         9)    Aggregate amount beneficially owned by each reporting person:
                  5,000,000

         10)   Check if the aggregate amount in row (9) excludes certain shares:
                  n/a

         11)   Percent of class represented by amount in row (9):
                  7.09%

         12)   Type of reporting person:
                  IV, CO
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         Item 1a)     Name of issuer:
                           DeVRY, Inc.

         Item 1b)     Address of issuer's principal executive offices:
                           One Tower Lane, Ste. 1000
                           Oakwood Terrace, IL  60181

         Item 2a)    Name of person filing:
                           Legg Mason Capital Management, Inc.

         Item 2b)    Address of  principal business office:
                           100 Light Street
                           Baltimore, MD  21202

         Item 2c)    Citizenship:
                           Legg Mason Capital Management, Inc.
                                    Maryland corporation

         Item 2d)    Title of class of securities:
                           Common Stock

         Item 2e)    CUSIP number:     251893103

         Item 3) If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
         (a) [ ] Broker or dealer under Section 15 of the Act.
         (b) [ ] Bank as defined in Section 3(a)(6) of the Act.
         (c) [ ] Insurance Company as defined in Section 3(a)(6) of the Act.
         (d) [ ] Investment Company registered under Section 8 of the
                    Investment Company Act.
         (e) [x] Investment Adviser registered under Section 203 of the
                    Investment Advisers Act of 1940.
         (f) [ ] Employee Benefit Plan, Pension Fund which is subject to
                    ERISA of 1974 or Endowment Funds; see 240.13d-1(b)(ii)(F).
         (g) [ ] Parent holding company, in accordance with 240.13d-1(b)(ii)(G),
         (h) [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

         Item 4)    Ownership:

         (a)     Amount beneficially owned:             5,427,700

         (b)     Percent of Class:  7.70%

         (c)     Number of shares as to which such person has:
                  (i)   sole power to vote or to direct the vote:
                                    -  0 -
                  (ii)  shared power to vote or to direct the vote:
                                    5,427,700
                  (iii) sole power to dispose or to direct the disposition of:
                                    - 0 -
                  (iv)  shared power to dispose or to direct the disposition of:
                                    5,427,700

         Item 5)    Ownership of Five Percent or less of a class:
                           n/a

         Item 6) Ownership of more than Five Percent on behalf of another person:

        The interest of one account, Legg Mason Special Investment Trust,
        Inc. an investment company registered under the Investment Company Act of 1940 and manged by Legg Mason Capital Management, Inc. amounted to 5,000,000 shares or 7.09% of the total shares outstanding.

         Item 7) Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:
                           n/a

         Item 8)    Identification and classification of members of the group:
                      n/a


         Item 9)    Notice of dissolution of group:
                           n/a

         Item 10)   Certification:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature
                                   -----------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         --------------------------------
         Date - February 14, 2006

         Legg Mason Capital Management, Inc.


         By___________________________________________
                 Andrew J. Bowden, Senior Vice President


                                    Exhibit A
                             Joint Filing Agreement

                     --------------------------------------
         This Joint Filing Agreement confirms the agreement by and among the undersigned that the Schedule 13G is filed on behalf of each member of the reporting persons identified below.

         Legg Mason Capital Management, Inc.


         By_____________________________________________
              Andrew J. Bowden, Senior Vice President


         Legg Mason Special Investment Trust, Inc.


         By____________________________________________
                 Gregory T. Merz, Vice President